Exhibit 12.01

XCEL ENERGY INC. AND SUBSIDIARIES
STATEMENT OF COMPUTATION OF
RATIO OF EARNINGS TO FIXED CHARGES
(amounts in thousands of dollars)

	Six Months Ended
	June 30,	Year Ended Dec. 31,
	2011	2010	2009	2008	2007	2006
Earnings as defined:
Pretax income from continuing operations	$558,672	$1,188,591	$1,056,838	$984,406	$870,383	$750,092
Add: Fixed charges	358,889	708,529	705,740	654,080	722,561	622,554
Add: Dividends from unconsolidated subsidiaries	16,931	32,538	29,059	-	-	-
Deduct: Equity earnings of unconsolidated subsidiaries	15,390	29,948	24,664	3,571	1,900	2,775
Earnings as defined	$919,102	$1,899,710	$1,766,973	$1,634,915	$1,591,044	$1,369,871

Fixed charges:
Interest charges	$290,692	$577,291	$561,654	$552,919	$563,438	$486,967
Interest charges on life insurance policy borrowings	147	372	324	248	105,396	117,536
Interest component of leases	68,050	130,866	143,762	100,913	53,727	18,051
Total fixed charges	$358,889	$708,529	$705,740	$654,080	$722,561	$622,554
Ratio of earnings to fixed charges	2.6	2.7	2.5	2.5	2.2	2.2